CALDERA PHARMACEUTICALS, INC.
278 DP Road, Suite D
Los Alamos, New Mexico 87544

July 2, 2012

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                   Assistant Director

Re:          File No. 333-179508
Caldera Pharmaceuticals, Inc.

Dear Mr. Riedler:

Caldera Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 3:00 P.M. (EDT) on July 5, 2012 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALDERA PHARMACEUTICALS, INC.

By: /s/ Benjamin Warner
Benjamin Warner
Chief Executive Officer